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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                      AND
                                 SCHEDULE 13D
                  (under the Securities Exchange Act of 1934)


                            STIMSONITE CORPORATION
                           (Name of Subject Company)

                          AVERY DENNISON CORPORATION

                        VISION ACQUISITION CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   860832104
                     (CUSIP Number of Class of Securities)

                              ------------------

                          ROBERT G. VAN SCHOONENBERG
                          AVERY DENNISON CORPORATION
                       150 NORTH ORANGE GROVE BOULEVARD
                          PASADENA, CALIFORNIA  91103
                          TELEPHONE:  (626) 304-2000

                              ------------------

                                   Copy To:

                           MICHAEL W. STURROCK, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                        LOS ANGELES, CALIFORNIA  90071
                          TELEPHONE:  (213) 485-1234

                           CALCULATION OF FILING FEE:

           Transaction Valuation*              Amount of Filing Fee**
           ----------------------              ----------------------
                $136,647,821                          $27,330

* For the purpose of calculating the fee only, this amount assumes the purchase of 9,264,259 shares of Common Stock, par value $0.01 per share, of Stimsonite Corporation at $14.75 per share. Such number of shares consists of (i) 8,444,377 shares issued and outstanding as of June 2, 1999 (not including 635,500 shares held in treasury as of such date) and (ii) 819,882 shares reserved for issuance upon the exercise of outstanding options as of such date.

**  The amount of the filing fee equals 1/50th of 1% of the Transaction
    Valuation.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable.      Filing Party:   Not applicable.
Form or Registration No.:   Not applicable.      Date Filed:     Not applicable.

                        (Continued on following page(s))
                              (Page 1 of 6 Pages)
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                                SCHEDULE 14D-1

CUSIP No. 860832104                                            Page 2 of 6 Pages

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(1)  Name of reporting persons:

     AVERY DENNISON CORPORATION

I.R.S. Identification No. of above person (entities only):   951492269
                                                           -------------

--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
(3)  SEC use only


--------------------------------------------------------------------------------
(4)  Source of funds (see instructions):

     OO

--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                             [_]

--------------------------------------------------------------------------------
(6)  Citizenship or place of organization:

     State of Delaware

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(7)  Aggregate amount beneficially owned by each reporting person:

     1,701,666

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(8)  Check box if the aggregate amount in Row (7) excludes certain shares
     (see instructions):
                                                                             [_]

--------------------------------------------------------------------------------
(9)  Percent of class represented by amount in Row (7):

     20.2%

--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

     CO

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

                                SCHEDULE 14D-1

CUSIP No. 860832104                                            Page 3 of 6 Pages

--------------------------------------------------------------------------------
(1)  Name of reporting persons:

     VISION ACQUISITION CORPORATION

I.R.S. Identification No. of above person (entities only):
                                                           -------------

--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
(3)  SEC use only


--------------------------------------------------------------------------------
(4)  Source of funds (see instructions):

     AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                             [_]

--------------------------------------------------------------------------------
(6)  Citizenship or place of organization:

     State of Delaware

--------------------------------------------------------------------------------
(7)  Aggregate amount beneficially owned by each reporting person:

     1,701,666

--------------------------------------------------------------------------------
(8)  Check box if the aggregate amount in Row (7) excludes certain shares
     (see instructions):
                                                                             [_]

--------------------------------------------------------------------------------
(9)  Percent of class represented by amount in Row (7):

     20.2%

--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

     CO

--------------------------------------------------------------------------------

                                 TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by VISION ACQUISITION CORPORATION, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of AVERY DENNISON CORPORATION, a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share, of STIMSONITE CORPORATION, a Delaware corporation (the "Company"), for a purchase price of $14.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively. This Schedule 14D-1 also constitutes the statement on Schedule 13D of Purchaser and Parent with respect to certain shares which they may be deemed to beneficially own as a result of the Tender and Stockholder Support Agreement which is described in the Offer to Purchase.

Item 1.  Security and Subject Company.

     (a) The name of the subject company is Stimsonite Corporation, a Delaware corporation (the "Company"), which has its principal executive and operating offices at 6565 West Howard Street, Niles, Illinois 60714.

     (b) The title of the securities which are the subject of the Offer is the Company's common stock, $.01 par value (the "Shares"), and the Offer is for any and all outstanding Shares at a price of $14.75 per Share, net to the seller in cash, without interest thereon. The information set forth in the "INTRODUCTION" to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

     (a)-(d) and (g) This Schedule 14D-1 is being filed jointly by Purchaser and Parent. The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 9 of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five (5) years, neither Purchaser nor, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser; nor Parent nor, to the best knowledge of Parent, any executive officer or director of Parent, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

     (a)-(c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(g) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 7 and 13 of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 9 and 13 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 9, 11 and 13 of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

     The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11 and 17 of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

     (a) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in the Section 16 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

     (a)(1)  --  Offer to Purchase, dated June 10, 1999.

     (a)(2)  --  Letter of Transmittal.

     (a)(3)  --  Notice of Guaranteed Delivery.

     (a)(4)  --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.

     (a)(5)  --  Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.

     (a)(6)  --  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.

     (a)(7)  --  Text of Press Release issued jointly by Parent and Purchaser and by the Company, dated June 4, 1999.

     (a)(8)  --  Summary Advertisement, dated June 10, 1999.

     (c)(1)  --  Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 4, 1999.

     (c)(2)  --  Tender and Stockholder Support Agreement by and among Parent,
                 Purchaser and certain stockholders of the Company, dated as of June 3, 1999.

     (c)(3)  --  Joint Filing Agreement by and between Parent and Purchaser, dated as of June 10, 1999.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1999                   VISION ACQUISITION CORPORATION

                                        By: /s/ ROBERT G. VAN SCHOONENBERG
                                           -----------------------------------
                                            Name:  ROBERT G. VAN SCHOONENBERG
                                            Title: President



                                        AVERY DENNISON CORPORATION

                                        By: /s/ ROBERT G. VAN SCHOONENBERG
                                           -----------------------------------
                                            Name:  ROBERT G. VAN SCHOONENBERG
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit
 Number                                Description
--------                               -----------
 (a)(1)    --  Offer to Purchase, dated June 10, 1999.

 (a)(2)    --  Letter of Transmittal.

 (a)(3)    --  Notice of Guaranteed Delivery.

 (a)(4)    --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.

 (a)(5)    --  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.

 (a)(6)    --  Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

 (a)(7)    --  Text of Press Release issued jointly by Parent and Purchaser and by the Company, dated June 4, 1999.

 (a)(8)    --  Summary Advertisement, dated June 10, 1999.

 (c)(1)    --  Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 4, 1999.

 (c)(2)    --  Tender and Stockholder Support Agreement by and among Parent,
               Purchaser and certain stockholders of the Company, dated as of June 3, 1999.

 (c)(3)    --  Joint Filing Agreement by and between Parent and Purchaser, dated as of June 10, 1999.